GRUPO CARSO, S.A.B. DE C.V.

July 25, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of June 30,2008 and 2007 for GRUPO CARSO, S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

JW 7/30

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

TO JUNE 30 OF 2008 AND 2007 **CONSOLIDATED**

(Thousands of Mexican Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**87,595,155**	**100**	**90,437,875**	**100**
s02	**CURRENT ASSETS**	**46,127,718**	**53**	**45,899,219**	**51**
s03	CASH AND SHORT-TERM INVESTMENTS	7,251,894	8	7,148,097	8
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,333,826	20	15,675,052	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	3,234,014	4	1,411,127	2
s06	INVENTORIES	16,945,374	19	15,691,473	17
s07	OTHER CURRENT ASSETS	1,362,610	2	5,973,470	7
s08	**LONG-TERM**	**4,764,136**	**5**	**4,510,709**	**5**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	112	0	46,716	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,836,874	4	3,687,778	4
s11	OTHER INVESTMENTS	927,150	1	776,215	1
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**35,810,972**	**41**	**33,378,554**	**37**
s13	LAND AND BUILDINGS	33,089,959	38	31,122,264	34
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	27,181,399	31	26,154,530	29
s15	OTHER EQUIPMENT	6,193,964	7	5,976,072	7
s16	ACCUMULATED DEPRECIATION	33,284,826	38	32,032,194	35
s17	CONSTRUCTION IN PROGRESS	2,630,476	3	2,157,882	2
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**229,469**	**0**	**159,547**	**0**
s19	**OTHER ASSETS**	**662,860**	**1**	**6,489,846**	**7**
s20	**TOTAL LIABILITIES**	**37,329,384**	**100**	**39,422,873**	**100**
s21	**CURRENT LIABILITIES**	**21,552,177**	**58**	**20,148,597**	**51**
s22	SUPPLIERS	6,014,360	16	4,721,708	12
s23	BANK LOANS	7,602,064	20	2,943,794	7
s24	STOCK MARKET LOANS	1,000,000	3	1,403,386	4
s103	OTHER LOANS WITH COST	16,205	0	6,498	0
s25	TAXES PAYABLE	245,644	1	224,666	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	6,673,904	18	10,848,545	28
s27	**LONG-TERM LIABILITIES**	**8,076,284**	**22**	**9,684,661**	**25**
s28	BANK LOANS	8,062,382	22	8,653,121	22
s29	STOCK MARKET LOANS	0	0	1,031,400	3
s30	OTHER LOANS WITH COST	13,902	0	140	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**45**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**7,700,923**	**21**	**9,589,570**	**24**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**50,265,771**	**100**	**51,015,002**	**100**
s34	**MINORITY INTEREST**	**8,064,513**	**16**	**8,180,044**	**16**
s35	**MAJORITY INTEREST**	**42,201,258**	**84**	**42,834,958**	**84**
s36	**CONTRIBUTED CAPITAL**	**8,782,555**	**17**	**8,786,835**	**17**
s79	CAPITAL STOCK	6,606,995	13	6,611,275	13
s39	PREMIUM ON ISSUANCE OF SHARES	2,175,560	4	2,175,560	4
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**33,418,703**	**66**	**34,048,123**	**67**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	32,960,872	66	76,561,523	150
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	457,831	1	-42,513,400	-83
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**7,251,894**	**100**	**7,148,097**	**100**
s46	CASH	1,208,521	17	861,374	12
s47	SHORT-TERM INVESTMENTS	6,043,373	83	6,286,723	88
s07	**OTHER CURRENT ASSETS**	**1,362,610**	**100**	**5,973,470**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	996,884	73	147,168	2
s82	DISCONTINUED OPERATIONS	1,664	0	5,412,614	91
s83	OTHER	364,062	27	413,688	7
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**229,469**	**100**	**159,547**	**100**
s48	DEFERRED EXPENSES (NET)	227,031	99	156,203	98
s49	GOODWILL	0	0	0	0
s51	OTHER	2,438	1	3,344	2
s19	**OTHER ASSETS**	**662,860**	**100**	**6,489,846**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	1,827	0	826	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	547,127	83	454,332	7
s86	DISCONTINUED OPERATIONS	14,065	2	5,946,998	92
s87	OTHER	99,841	15	87,690	1
s21	**CURRENT LIABILITIES**	**21,552,177**	**100**	**20,148,597**	**100**
s52	FOREIGN CURRENCY LIABILITIES	2,341,570	11	1,840,542	9
s53	MEXICAN PESOS LIABILITIES	19,210,607	89	18,308,055	91
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**6,673,904**	**100**	**10,848,545**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	817,335	12	506,825	5
s89	INTEREST LIABILITIES	55,777	1	79,237	1
s68	PROVISIONS	2,705,108	41	2,423,480	22
s90	DISCONTINUED OPERATIONS	1,903	0	3,102,909	29
s58	OTHER CURRENT LIABILITIES	3,093,781	46	4,736,094	44
s105	BENEFITS TO EMPLOYEES	0		0	
s27	**LONG-TERM LIABILITIES**	**8,076,284**	**100**	**9,684,661**	**100**
s59	FOREIGN CURRENCY LIABILITIES	7,676,009	95	8,285,851	86
s60	MEXICAN PESOS LIABILITIES	400,275	5	1,398,810	14
s31	**DEFERRED LIABILITIES**	**0**	**100**	**45**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	45	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**7,700,923**	**100**	**9,589,570**	**100**
s66	DEFERRED TAXES	7,500,367	97	6,818,895	71
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	2,619,264	27
s69	OTHER LIABILITIES	200,556	3	151,411	2
s79	**CAPITAL STOCK**	**6,606,995**	**100**	**6,611,275**	**100**
s37	CAPITAL STOCK (NOMINAL)	896,723	14	900,671	14
s38	RESTATEMENT OF CAPITAL STOCK	5,710,272	86	5,710,604	86

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**32,960,872**	**100**	**76,561,523**	**100**
s93	LEGAL RESERVE	381,635	1	381,635	0
s43	RESERVE FOR REPURCHASE OF SHARES	2,863,507	9	3,397,002	4
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	26,874,162	82	68,953,050	90
s45	NET INCOME FOR THE YEAR	2,841,568	9	3,829,836	5
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**457,831**	**100**	**-42,513,400**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	275,256	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	-36,440,201	86
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	469,671	103	648,827	-2
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-11,840	-3	-21,515	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	-7,060,808	17
s100	OTHER	0	0	85,041	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	24,575,541	25,750,622
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	903	1,008
s75	EMPLOYEES (*)	54,516	51,967
s76	WORKERS (*)	21,442	24,167
s77	OUTSTANDING SHARES (*)	2,326,485,500	2,336,728,700
s78	REPURCHASED SHARES (*)	418,514,500	408,271,300
s101	RESTRICTED CASH	1,145,374	908,292
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	23,090

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**37,059,595**	**100**	**34,982,561**	**100**
r02	COST OF SALES	27,267,193	74	24,866,062	71
r03	**GROSS PROFIT**	**9,792,402**	**26**	**10,116,499**	**29**
r04	GENERAL EXPENSES	5,922,081	16	5,328,697	15
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**3,870,321**	**10**	**4,787,802**	**14**
r08	OTHER INCOME AND (EXPENSE), NET	893,613	2	-42,512	0
r06	COMPREHENSIVE FINANCING RESULT	-1,108,472	-3	-387,247	-1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	564,821	2	487,582	1
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**4,220,283**	**11**	**4,845,625**	**14**
r10	INCOME TAXES	903,159	2	1,233,817	4
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,317,124**	**9**	**3,611,808**	**10**
r14	DISCONTINUED OPERATIONS	-123,628	0	882,622	3
r18	**NET CONSOLIDATED INCOME**	**3,193,496**	**9**	**4,494,430**	**13**
r19	NET INCOME OF MINORITY INTEREST	351,928	1	664,594	2
r20	**NET INCOME OF MAJORITY INTEREST**	**2,841,568**	**8**	**3,829,836**	**11**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**37,059,595**	**100**	**34,982,561**	**100**
r21	DOMESTIC	30,057,386	81	29,273,370	84
r22	FOREIGN	7,002,209	19	5,709,191	16
r23	TRANSLATED INTO DOLLARS (***)	659,729	2	504,901	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**893,613**	**100**	**-42,512**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	1,050,950	118	179,811	-423
r34	EMPLOYEES' PROFIT SHARING EXPENSES	158,566	18	225,653	-531
r35	DEFERRED EMPLOYEES' PROFIT SHARING	-1,229	0	-3,330	8
r06	**COMPREHENSIVE FINANCING RESULT**	**-1,108,472**	**100**	**-387,247**	**100**
r24	INTEREST EXPENSE	1,720,250	-155	1,994,391	-515
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	643	0	31	0
r26	INTEREST INCOME	1,728,858	-156	1,506,358	-389
r46	OTHER FINANCIAL PRODUCTS	2,202	0	1,799	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	-1,118,639	101	36,161	-9
r28	RESULT FROM MONETARY POSITION	0	0	62,857	-16
r10	**INCOME TAXES**	**903,159**	**100**	**1,233,817**	**100**
r32	INCOME TAX	795,442	88	1,340,539	109
r33	DEFERRED INCOME TAX	107,717	12	-106,722	-9

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	37,059,596	34,982,561
r37	TAX RESULT FOR THE YEAR	3,497,287	4,509,177
r38	NET SALES (**)	77,050,118	74,208,302
r39	OPERATING INCOME (**)	8,485,688	11,187,917
r40	NET INCOME OF MAJORITY INTEREST (**)	18,471,375	7,445,376
r41	NET CONSOLIDATED INCOME (**)	19,510,475	8,975,007
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,064,012	1,037,619

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM APRIL1 TO JUNE 30 OF 2008

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**19,059,697**	**100**	**17,870,133**	**100**
rt02	COST OF SALES	14,197,181	74	12,730,195	71
rt03	**GROSS PROFIT**	**4,862,516**	**26**	**5,139,938**	**29**
rt04	GENERAL EXPENSES	3,028,749	16	2,678,673	15
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**1,833,767**	**10**	**2,461,265**	**14**
rt08	OTHER INCOME AND (EXPENSE), NET	291,991	2	-30,430	0
rt06	COMPREHENSIVE FINANCING RESULT	-28,991	0	-397,355	-2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	302,429	2	252,497	1
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**2,399,196**	**13**	**2,285,977**	**13**
rt10	INCOME TAXES	677,991	4	597,459	3
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,721,205**	**9**	**1,688,518**	**9**
rt14	DISCONTINUED OPERATIONS	-54,096	0	480,450	3
rt18	**NET CONSOLIDATED INCOME**	**1,667,109**	**9**	**2,168,968**	**12**
rt19	NET INCOME OF MINORITY INTEREST	146,177	1	331,249	2
rt20	**NET INCOME OF MAJORITY INTEREST**	**1,520,932**	**8**	**1,837,719**	**10**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**19,059,697**	**100**	**17,870,133**	**100**
rt21	DOMESTIC	15,350,170	81	14,777,325	83
rt22	FOREIGN	3,709,527	19	3,092,808	17
rt23	TRANSLATED INTO DOLLARS (***)	355,090	2	274,608	2
rt08	**OTHER INCOME AND (EXPENSE), NET**	**291,991**	**100**	**-30,430**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	368,790	126	77,504	-255
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	65,719	23	106,672	-351
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	11,080	4	1,262	-4
rt06	**COMPREHENSIVE FINANCING RESULT**	**-28,991**	**100**	**-397,355**	**100**
rt24	INTEREST EXPENSE	475,403	-1640	874,390	-220
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	492	-2	0	0
rt26	INTEREST INCOME	1,161,212	-4005	624,068	-157
rt46	OTHER FINANCIAL PRODUCTS	1,104	-4	1,291	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	-715,412	2468	-161,782	41
rt28	RESULT FROM MONETARY POSITION	0	0	13,458	-3
rt10	**INCOME TAXES**	**677,991**	**100**	**597,459**	**100**
rt32	INCOME TAX	323,856	48	447,485	75
rt33	DEFERRED INCOME TAX	354,135	52	149,974	25

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	511,098	527,602

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**4,494,430**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	349,717
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**4,844,147**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-1,576,812
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**3,267,335**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	-2,771,366
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-1,694,411
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-4,465,777**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-353,121**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-1,551,563
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	8,699,660
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**7,148,097**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**349,717**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	1,037,619
c41	+ (-) OTHER ITEMS	0	-687,902
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-1,576,812**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	522,780
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	207,112
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	-482,655
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-1,215,164
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	-608,885
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**-2,771,366**
c23	+ BANK FINANCING	0	-3,961,506
c24	+ STOCK MARKET FINANCING	0	-214,159
c25	+ DIVIDEND RECEIVED	0	1,493,259
c26	+ OTHER FINANCING	0	-88,960
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-1,694,411**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	-780
c31	(-) DIVIDENDS PAID	0	-1,619,361
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	-74,270
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-353,121**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	94,849
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-866,881
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	-799,424
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	19,514
c39	+ (-) OTHER ITEMS	0	1,198,821

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

Final Printing

MAIN CONCEPTS

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	4,220,283	0
e02	+(-) ITEMS NOT REQUIRING CASH	0	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	-1,472,339	0
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,211,304	0
e05	**CASH FLOW BEFORE INCOME TAX**	3,959,248	0
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-6,399,706	0
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	-2,440,458	0
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	68,546	0
e09	**FINANCING ACTIVITIES**	-2,371,912	0
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-13,646,001	0
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-16,017,913	0
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	79,191	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	23,190,616	0
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	7,251,894	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

Final Printing

DESGLOSE DE MAIN CONCEPTS

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+(-) ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+(-) ITEMS RELATED TO INVESTING ACTIVITIES**	-1,472,339	0
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	1,064,012	0
e19	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-18,483	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-564,821	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	-850,953	0
e24	(-)+ OTHER ITEMS	-1,102,094	0
e04	**+(-) ITEMS RELATED TO FINANCING ACTIVITIES**	1,211,304	0
e25	+ ACCRUED INTEREST	1,242,185	0
e26	+(-) OTHER ITEMS	-30,881	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-6,399,706	0
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-291,258	0
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	-860,752	0
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	197,539	0
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	-1,782,197	0
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	540,424	0
e32	+(-) INCOME TAXES PAID OR RETURNED	-4,203,462	0
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	68,546	0
e33	- PERMANENT INVESTMENT IN SHARES	-5,726	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	411,740	0
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-2,331,989	0
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	155,342	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	672,048	0
e42	+ INTEREST RECEIVED	850,953	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	316,178	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-13,646,001	0
e45	+BANK FINANCING	6,686,779	0
e46	+ STOCK MARKET FINANCING	-1,060,661	0
e47	+ OTHER FINANCING	-14,566	0
e48	(-) BANK FINANCING AMORTIZATION	0	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	-1,048	0
e52	(-) DIVIDENDS PAID	-17,917,804	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	-1,227,249	0
e56	- REPURCHASE OF SHARES	-111,452	0
e57	+(-) OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 7.93		$ 3.19	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 7.96		$ 3.03	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.42		$ 0.80	
d08	CARRYNG VALUE PER SHARE	$ 18.14		$ 18.33	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 7.60		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.66	times	2.35	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	6.09	times	13.53	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	8.62	%	12.85	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	38.81	%	17.59	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	22.27	%	9.92	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	90.86	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	1.40	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.88	times	0.82	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	2.15	times	2.22	times
p08	INVENTORIES TURNOVER (**)	3.34	times	3.32	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	73	days	70	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	16.00	%	28.10	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	42.62	%	43.59	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.74	times	0.77	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	26.84	%	25.69	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	22.55	%	29.01	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	2.25	times	2.40	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.06	times	1.88	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.14	times	2.28	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.35	times	1.50	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.24	times	1.16	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	33.65	%	35.48	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **02** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.00000	19	2,326,485,500	0	2,326,485,500	0	896,723	0
TOTAL			2,326,485,500	0	2,326,485,500	0	896,723	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 2,326,485,500

NOTES

END